Exhibit 19.1

TREES Corporation

Insider Trading Policy

TREES Corp. has adopted this Insider Trading Policy to provide guidelines to all personnel, including employees, directors and officers of TREES Corp. and its subsidiaries (collectively, the “Company”) with respect to transactions involving the Company's securities and the handling of confidential information about the Company and other companies with which the Company does business. It is the policy of the Company to comply with all insider trading laws and regulations.

Introduction and Applicability

Employees, officers and directors of the Company may create, use or have access to confidential or material information which is not generally available to the investing public. Such information is referred to in this Insider Trading Policy as “material non-public information” and is more fully explained below. Each individual has an important ethical and legal obligation to maintain the confidentiality of such information and to not engage in any transactions in the Company's securities while in possession of material non-public information. Individuals and the Company may be subject to severe civil and criminal penalties as a result of unauthorized disclosure of, or trading in, the Company's securities while in possession of material non-public information.

The Securities and Exchange Commission (“SEC”) is very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares and small dollar amounts. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Insider Trading Policy sets out the Company's policy in the area of insider trading and should be read carefully and complied with fully.

The General Counsel or such other person designated by the Company's Board of Directors is responsible for the administration of this Insider Trading Policy. The General Counsel may delegate his or her duties and responsibilities under this policy to other Company employees as he or she deems appropriate.

This policy applies to all directors, officers and employees of the Company as well as their family members and related parties, as described below. In the discretion of the General Counsel, this Insider Trading Policy may apply to consultants and contractors of the Company. Further, directors and certain officers are subject to additional restrictions and requirements as discussed below.

For purposes of this Insider Trading Policy, the Company's securities include the Company's common stock, options to purchase common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible notes or debentures. The Company's securities also include derivative securities relating to the Company's stock, even if not issued by the Company, such as exchange-traded options. For purposes of this Insider Trading Policy, references to “trading” and “transactions” include, among other things, (i) purchases, sales or other transfers of Company securities (whether or not on an exchange or in a public market), including securities obtained through any equity compensation program of the Company, (ii) purchases, sales or other transfers of any derivative product related to the Company's securities (whether or not on an exchange or in a public market) and (iii) using Company securities to secure a loan.

Guidelines

Prohibition. Every employee, officer and director of the Company is prohibited from: (a) trading the Company's securities while in possession of material non-public information; (b) instructing another party to trade in Company securities on your behalf, (c) communicating non-public information to others except those who “need to know” based on their doing business with or for the Company; (d) recommending the purchase or sale of the Company's securities while in the possession of material non-public information; or (e) assisting anyone engaged in any of the above activities. If, in connection with your employment or relationship with the Company, you obtain material non-public information about any other company, the above prohibitions apply to the securities of and information about that company.

There are no exceptions to this Insider Trading Policy other than those described herein. Even if you have a compelling reason to do so, engaging in transactions involving Company securities is prohibited if you possess material non-public information. Even the appearance of an improper transaction must be avoided to prevent any potential prosecution of the Company or the individual trader. If you know or suspect that a director, officer or employee of the Company has violated this Insider Trading Policy, we strongly encourage you to report this information to the General Counsel. You may do so anonymously using the procedures for anonymous complaints described in the Company's Whistleblower Policy.

Mandatory Preclearance; No Trading During Blackout Periods. These guidelines are applicable to: (i) all members of the Company's Board of Directors, (ii) all senior officers of the Company, (iii) all employees within accounting and finance of the Company, (iv) all other Company employees identified and specifically informed by the General Counsel from time to time, and (v) other persons designated from time to time by the General Counsel. These persons are referred to in this policy as “Designated Persons.” If you have any questions about the application of these provisions to you, please contact the General Counsel before engaging in any transactions involving Company securities.

Preclearance of All Transactions. All Designated Persons, as well as all relatives living in the household of any of these persons and all dependents of them regardless of where they live, must receive preclearance from the General Counsel prior to any transaction involving the Company's securities. The preclearance requirement shall not apply to the simple exercise of an individual's stock options. However, if the option is being exercised in connection with a same-day sale program, the exercise and sale must occur outside a Blackout Period (as defined below) and also must receive pre-clearance from the General Counsel.

The General Counsel will make every effort to respond to requests for preclearance expeditiously. Any preclearance of a transaction shall be effective only from the time the preclearance is granted until the end of the trading day on the date that is five (5) full trading days after the preclearance is granted (or such other date as determined by the General Counsel). If a precleared transaction does not occur within such time period, then additional preclearance shall be required before the trade, or any remaining incomplete portion of the trade can occur. If you come into possession of material non-public information after the General Counsel provides preclearance, but before execution of the trade, you may not complete the trade. The existence of the foregoing preclearance procedures does not in any way obligate the General Counsel to preclear any transaction. The Chief Executive Officer or person acting in such capacity shall be responsible for preclearing proposed trades by the General Counsel.

No Trading During Blackout Periods. The time leading up to a release of earnings is a particularly sensitive period of time for transactions in the Company's stock, given that officers, directors and other employees may possess material non-public information about the financial results for the quarter or year. Accordingly, no Designated Person may trade the Company's securities during a Blackout Period, provided, however, that the restrictions in this sentence shall not apply to (i) the exercise of stock options for cash, (ii) withholding of shares by the Company in order to satisfy tax withholding requirements in connection with the vesting of restricted stock and (iii) subject to preclearance by the General Counsel, bona fide gifts of the Company's securities.

Blackout Periods. With respect to each fiscal quarter of the Company other than the fourth (4th) fiscal (year-end) quarter, a “Blackout Period” begins on the close of business on the seventh (7th) calendar day preceding the end of the quarter and ends on the opening of the second (2nd) business day following the earlier of the public release of quarterly financial information or the Company's filing with the SEC of the Company's applicable Form 10-Q. With respect only to the fourth fiscal quarter/year-end, the Blackout Period begins on February 1 following the end of the 4th quarter/year-end and ends on the opening of the second (2nd) business day following the earlier of the public release of year-end financial information or the Company's filing with the SEC of the Company's applicable Form 10-K. The Company will inform you of the anticipated date of public disclosure of financial results upon request.

It should be noted that, even outside of these trading prohibitions, any person possessing material non-public information concerning the Company at any time must not engage in any transactions in the Company's securities until such information has been known publicly for at least one full trading day, whether or not the Company has recommended a suspension of trading to that person.

Trading in the Company's securities outside of a Blackout Period should not be considered a “safe harbor,” and all directors, officers and employees should use good judgment at all times to make sure that their trades are not effected while they are in possession of material non-public information about the Company.

Changes/Extensions of Blackout Periods. From time to time, at the discretion of the General Counsel or the Board of Directors, in each case with the advice of the Company's legal counsel, the Company may make temporary changes to Blackout Periods, including, without limitation, changes in time periods or extensions of any Blackout Periods.

Transactions by Family Members and Related Parties. These prohibitions in this policy apply to your family members, including any spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in law, or brother or sister-in-law (including, in each case, adoptive relationships) as well as any other person living in your home. The prohibitions in this policy also apply to any trust or estate for which you or any member of your family is a settlor, beneficiary, trustee, executor or the like; any partnership in which you or a member of your family is a general partner; any corporation in which you or any member of your family either singly or together own a controlling interest; and any trust, corporation, charitable organization or other entity where you or any member of your family has the power to decide whether to buy or sell Company securities. The Company will hold you responsible for the conduct of your family members and the related parties described in the preceding sentence. Moreover, the SEC and prosecutors may presume that trading by family members or related parties is based on information you supplied and may treat any such transactions as if you had traded yourself.

Tipping Information to Others. You may not disclose any material non-public information to others, including your family members, friends or social acquaintances, whether or not under circumstances that suggest that you were trying to help them make a profit or avoid a loss. This practice, known as tipping, is illegal and can subject you to the same civil and criminal penalties as illegal insider trading. This applies whether or not you receive any benefit from the other person's use of that information. In addition to being illegal, tipping is a serious breach of the duty of confidentiality you owe to the Company. For this reason, you should be careful to avoid discussing sensitive information in any place (for instance, at lunch, on public transportation, in elevators, etc.) where such information may be heard by others. Government authorities have imposed large penalties for tipping even when the disclosing person did not profit from the trading. Government authorities, the SEC, stock exchanges and FINRA use sophisticated electronic monitoring to detect illegal insider trading. Do not underestimate their ability to discover your actions. This policy does not restrict you from making legitimate business communications on a “need to know” basis.

Material Non-Public Information. “Material” information is any information which could affect the market for the Company's securities or that a reasonable investor would consider important in making a decision to purchase, hold or sell the Company's securities. If you learn something that makes you want to buy or sell stock, that information is probably material. It is important to keep in mind that material information can be any kind of information; information that something is likely to happen, or even just that it may happen, can be considered material. In short, any information which could reasonably affect the price of or influence a person's decision to buy or sell the Company's stock is material.

“Non-public” information is any information that has not been disclosed generally to the investing public. For example, a speech to an audience, a TV or radio appearance or an article in a trade magazine does not qualify as disclosure to the investing public. Therefore, non-public information made available in any such manner will continue to be considered non-public until more broadly disseminated. Disclosure by press release or in the Company's periodic reports filed with the SEC may be necessary to make the information public. Even after the Company has released information to the press and the information has been reported, at least one full business day (that is, a day on which the OTC Markets are open for trading) should generally be allowed for the investing public to absorb and evaluate the information before you trade in the Company's securities.

Although it is not possible to list all types of material information, the following are a few examples of information that is particularly sensitive and should be treated as material:

●	semiannual or annual financial results or projections

●	changes in estimates of earnings or cash flow

●	events regarding the Company's stock, such as changes in dividends, stock splits or repurchase plans debt or securities offerings

●	possible mergers or acquisitions

●	financing transactions

●	significant acquisitions or dispositions of assets

●	changes in directors or officers

●	award or loss of significant contracts

●	the introduction of important products or services

●	major marketing changes

●	significant litigation

●	unusual gains or losses in major operations

●	financial liquidity problems

●	changes in auditors or auditor notification that the Company may no longer rely on an auditor's reports changes in the Company's credit ratings

If you have any question as to whether particular information is material or non-public, you should not trade or communicate the information to anyone without prior approval by the General Counsel.

Short-Term, Speculative Transactions. To avoid even the appearance of improper conduct, you are expected to approach investment in the Company's securities as a long term investment and not for speculative or short-term gain. Company personnel are therefore prohibited from engaging in any of the following activities involving the Company's shares, except with the prior written consent of the General Counsel or the Board of Directors:

●	short sales (for purposes of this Insider Trading Policy, “short sales” means any transaction in which you may benefit from a decline in the Company's stock price);

●	buying or selling puts or calls;

●	trading in options or other derivative securities related to the Company's securities (other than those granted by the Company), such as exchanged traded options and hedging transactions;

●	making or maintaining purchases of the Company's securities on margin or pledging Company securities to secure a loan or other obligation.

Suspension of Trading. From time to time, the Company may also determine, at the discretion of the General Counsel or the Board of Directors, in each case with the advice of the Company's legal counsel, that directors, officers or some or all employees should suspend trading. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company's securities during such period and should not disclose to others the fact of such suspension of trading. Additionally, if the General Counsel becomes aware that material non-public information may have been widely disseminated within the Company, then the General Counsel or Board of Directors may impose a ban on trading for all directors, officer and employees of the Company.

Continuing Obligations. The prohibition on trading while in possession of material non-public information, on trading by family members and related parties while you are in possession of material non- public information and on tipping continue even after your employment or other relationship with the Company has terminated. If, upon your separation from the Company, you are in possession of material non-public information, it is illegal for you to trade the Company's securities or to tip others.

Section 16 Compliance

The Company's directors and those officers who have been designated as “executive officers” for purposes of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), as well as holders of 10% or more of the Company's outstanding common stock (the “Section 16 Persons”), are subject to additional restrictions and reporting requirements under Section 16 of the Exchange Act. The trading restrictions, including the short-swing restrictions discussed below, are applicable notwithstanding that a transaction is otherwise permitted or has been precleared under this Insider Trading Policy. If you are (i) a member of the Board of Directors of the Company, (ii) an executive officer of the Company as determined by the Board of Directors, or (iii) a holder of 10% or more of the Company's outstanding common stock, under certain circumstances you must file a Form 144 with the SEC. You also must report any changes in your stock ownership position, including stock granted under an option plan, restricted stock, etc., by filing the appropriate form with the SEC (e.g., a Form 4). In general, this form must be filed within two (2) business days of the date upon which you changed your ownership position.

Directors and Executive Officers – Short-Swing Transactions. Section 16 Persons are subject to liability for short-swing transactions as set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that Section 16 Persons who purchase and sell the Company's securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any material non-public information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company's option plans, nor the exercise of an option for cash, is deemed a purchase under Section 16. However, the sale of any such shares, including a sale as part of a cashless option exercise, generally is a sale under Section 16 and subject to disgorgement as set forth above.

In order to facilitate compliance by Section 16 Persons, the Company and General Counsel provides assistance to Section 16 Persons with advice and appropriate SEC filings.

Confidentiality Guidelines

All directors, officers and employees of the Company are prohibited from revealing material non-public information to third parties who may engage in trading activities, and from making buy or sell recommendations to third parties based upon such information. If you are in possession of material non- public information, your family members and close friends may also be deemed to be in possession of such information, regardless of whether they have actual knowledge of the information (that is, it would be difficult to prove they did not have actual knowledge). Consequently, they could also be liable for violations of the insider trading laws if they trade during a time in which you are prohibited from trading, regardless of whether they actually knew the material non-public information at that time. To protect against the inadvertent disclosure of material non-public information about the Company or the companies with which it does business, the Company has adopted the following guidelines with which you should familiarize yourself. These guidelines are not intended to be exhaustive. Additional measures to secure the confidentiality of information should be undertaken as deemed necessary under the circumstances. If you have any doubt as to your responsibilities with respect to confidential information, please seek clarification and guidance from the General Counsel before you act. Do not try to resolve any uncertainties on your own.

The following guidelines establish procedures with which every employee, officer and director should comply in order to maximize the security of confidential inside information:

●	Use passwords to restrict access to the information on computers.

●	Limit access to physical areas where material non-public information is likely to be documented or discussed.

●	Do not discuss any Company matter in public places, such as elevators, hallways, restrooms or eating facilities, where conversations might be overheard.

●	Do not participate or post on any Internet site or other mode of communication that is available to members of the public (including social media, message or bulletin boards) any non-public information regarding the Company.

●	Maintain records in accordance with any applicable document retention policy of the Company.

In addition, every employee or officer of the Company is prohibited from participating in, or otherwise communicating any information to, any expert network, primary research service or other similar organization while employed by the Company.

Authorized Disclosure of Material Non-Public Information. Under certain circumstances, the General Counsel may authorize the release of material non-public information. If disclosure is authorized, the form and content of all public disclosures shall be precleared by the General Counsel. In the cases of material non-public information which is not disclosed, such information is not to be disclosed or discussed except on a strict “need-to-know” basis. All requests for information, comments or interviews (other than routine inquiries) made to any officer, director or employee of the Company should be directed to the General Counsel, who will clear all proposed responses. It is anticipated that most questions raised can be answered by the General Counsel or another Company representative to whom the General Counsel refers the request. All officers, directors and employees must not respond to such requests directly, unless expressly instructed otherwise by the General Counsel. In particular, great care should be taken not to comment on the Company's expected future financial results. If the Company wishes to give some direction to investors or securities professionals, it must do so only with the approval of the General Counsel and the Chief Executive Officer or person acting in such capacity. All communications with representatives of the media and securities analysts shall be directed to the General Counsel.

Inadvertent Disclosure. If material non-public information is inadvertently disclosed by any personnel, including employees, directors and officers, to a person outside the Company who is not obligated to keep the information confidential, you should immediately report all the facts to the General Counsel so that the Company may take appropriate remedial action.

Penalties. If you engage in illegal insider trading, you may subject yourself, the Company and its officers and directors to civil and criminal liability. Financial penalties up to three times the profit gained or losses avoided may be imposed. You may also be subject to criminal prosecution and possible incarceration. Enforcement of insider trading laws is not limited to senior management—governmental authorities have sought to impose sanctions against all levels of employees. Violation of this Insider Trading Policy may subject you to immediate discipline by the Company, which may include termination of your employment.

Pre-Planned Trading Programs

The Company's directors, officers and employees may, with the approval of the General Counsel, adopt a pre-planned trading program. Trading in the Company's securities pursuant to pre-planned trading programs shall not violate this policy so long as such plans meet applicable SEC rules and guidelines (as recently updated in 2023), and have been pre-approved by the General Counsel.

Company Assistance

If you have any questions about specific information or proposed transactions, or as to the applicability or interpretation of this Insider Trading Policy or the propriety of any desired action, you are encouraged to contact the General Counsel before taking any action.